FISCHER & SANGER

ATTORNEYS AND COUNSELORS

SUITE 1204

5956 SHERRY LANE

DALLAS, TEXAS 75225

TELEPHONE 214/361-7301

ROBERT WM. FISCHER TELECOPIER 214/361-7842

April 27, 2005

Joseph A. Foti

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re: Hudson's Grill International, Inc. ("Hudson's")

Form 10-KSB for the fiscal year ended December 31, 2004

Commission File # 333-94797

Dear Mr. Foti:

Your letter of April 15, 2005, to Hudson's was forwarded to us for response. We will address your comments by your paragraph number in the order in which you have made them.

Form 10-KSB for the year ended December 31, 2004

Item 6. Management's Discussion and Analysis

Recently Issued Accounting Pronouncements

1. As suggested, we will add such additional information in future filings.

Statements of Income

2. Management, with the concurrence of the Company's previous auditors and current auditors, believe that this income is not part of income from operations because it is from a separate component of an entity that was sold more than seven years ago. It related to a non-Hudson's themed restaurant that was at one time owned and operated by the former parent of the Company. The Company has only franchised restaurants since its inception, and inherited this note and sale when it took over selected assets from its former parent company. Thus, since this was a separate component of an entity, under SFAS 144, the Company believes it should not be presented with income from operations.

Note 3. Franchise Activities

3. The initial franchise fee is deferred for financial reporting (but not for tax reporting) since the Company has only one remaining obligation regarding the initial fee. It is required to provide assistance with the training of staff to open the restaurant. Once the assistance is provided, the fee is fully earned. Please note that the fee is non-refundable at the time it is received with the initial signed franchise agreement. When an existing franchisee is opening another restaurant, or the management already has sufficient Hudson's restaurant experience, the Company will reduce the initial franchise fee and in exchange will not provide training or opening help. In this latter case, the non-refundable fee will be reported as income for tax and for financial reporting purposes when it is received with a signed franchise agreement. The Company does not have any further obligation for the initial fee. The Company receives royalty fees for ongoing sales at franchises in exchange for the right to use the Company's name, trademarks, ideas and procedures for operating a Hudson's restaurant. The Company's ongoing responsibilities are minimal and are mostly to protect the Company from franchises that might deviate from Company standards. Ongoing costs incurred by the Company related to franchise royalty fees are minimal and provide for a reasonable margin.

Note 7. Income Taxes

4. In evaluating the Company's need for a valuation allowance related to the deferred tax assets, management considered the historical, current and future expectations of the Company's financial position and performance. The Company looked to income from operations and noted the trend of decreasing income from operations over the past three years (2002 through 2004). Additionally, management noted a trend of increasing costs many of which are fixed and do not directly trend with revenues. Management expects these costs to continue to increase in the near future as the Company expects to incur additional legal and accounting fees related to the provisions of the Sarbanes-Oxley Act of 2002.

Based on these factors and the dependence of the Company on a few franchises to provide continuing revenues, the Company believed it would not be appropriate to reduce the allowance recorded against deferred tax assets. As requested, future filings will disclose why the Company believes it is appropriate to recognize a valuation allowance if such an allowance exists.

Note 9. Related Party Transactions

5. When the former parent of the Company began to develop the concept for Hudson's restaurants, it entered into an agreement with David Osborn, who is currently the president and largest shareholder of the Company, but who at that time was not affiliated with and did not own any stock in the former parent of the Company. In order to encourage the testing and development of the concept, Mr. Osborn was granted the rights to develop Hudson's restaurants in the State of Texas and was permitted to do so without having to pay any initial franchise fees or royalty fees to the former parent of the Company. The former parent of the Company did not provide any additional services to the Texas franchises; the Company still does not; and the Company doesn't have to in the future. The former parent of the Company did permit the Texas franchises to use the Hudson's name and trademarks, and consequently, so does the Company.

The agreement with Mr. Osborn also provided that no royalty fees are payable by the next owner of the Texas franchises. Several years ago, Mr. Osborn sold the two current Texas franchises to his partner, Anthony Duncan, who currently serves as one of the three directors of the Company. Thus, as long as Mr. Duncan owns those two franchises, he will not have to pay royalty fees. If he sells them, however, the new owners of the franchises will have to pay royalty fees to the Company. When the Company was originally established in 1997 as a subsidiary of its former parent company, it was assigned all of the franchise agreements of its former parent company, and thus, it is the successor to those franchise agreements. The Company was spun off from its former parent in 2000. Thus, there is nothing to account for or to defer with the Company as to these transactions or arrangements as the Company has no current or future obligations or expense related to these franchises.

Attached is an acknowledgment that you requested from the Company. If you have any questions about the above, please do not hesitate to contact me.

Sincerely,

s/s Robert W. Fischer

Robert W. Fischer

RWF:hs

Enclosure: As Stated

cc: Mr. David Osborn

Mr. Matthew Reiter

f\sec\050421.o01

Acknowledgment to Hudson's Grill International, Inc.'s (the "Company")

Response to the Securities and Exchange Commission's ("SEC")

Comment Letter Dated April 15, 2005

The Company acknowledges the following:

1. The Company is responsible for the adequacy and accuracy of the disclosure in its filings to the SEC;

2. SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Company's filing with the SEC; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Hudson's Grill International, Inc.

s/s Robert W. Fischer

Robert W. Fischer, Chairman